UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 57)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 57 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $65.50 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Statement is hereby amended and supplemented by inserting the following paragraphs after the last paragraph in the section of the Statement entitled “Background of the Offer”:

On October 29, 2010, Mr. John C. van Roden, Jr., Chairman of the Board of Airgas, received a letter from Mr. John McGlade, Chairman, Chief Executive Officer and President of Air Products. The full text of this letter is set forth as Exhibit (a)(98) and is incorporated by reference herein.

Following receipt of Air Products’ October 29 letter, Mr. van Roden returned a telephone call from Mr. McGlade and informed Mr. McGlade that he would discuss with the Airgas Board the Air Products’ October 29 letter and its request for a meeting with Airgas.

On November 2, 2010, Mr. van Roden telephoned Mr. McGlade and informed him that Mr. van Roden, on behalf of the Board of Airgas, was sending a letter in response to Mr. McGlade’s letter and that the Airgas letter provided the Board's unanimous view on value and requested a meeting with Air Products to explain the Airgas Board’s view on value. Shortly thereafter, Mr. van Roden, on behalf of the Airgas Board of Directors, sent the letter responding to Mr. McGlade. The full text of the letter is set forth as Exhibit (a)(99) and is incorporated by reference herein.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(98)	Letter from Mr. John McGlade to Mr. John C. van Roden, Jr., dated October 29, 2010 (incorporated by reference to the Schedule 14A filed by Air Products on October 29, 2010).
(a)(99)	Letter from Mr. John C. van Roden, Jr., to Mr. John McGlade, dated November 2, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on November 2, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/S/ ROBERT H. YOUNG, JR.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: November 2, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(98)	Letter from Mr. John McGlade to Mr. John C. van Roden, Jr., dated October 29, 2010 (incorporated by reference to the Schedule 14A filed by Air Products on October 29, 2010).
(a)(99)	Letter from Mr. John C. van Roden, Jr., to Mr. John McGlade, dated November 2, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on November 2, 2010).